File number 82 - 524



FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2006 FEB -6 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34640

26 January 2006

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549




06010690

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

10 Jan 2006	Director/PDMR Shareholding
23 Jan 2006	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

PROCESSED
FEB 08 2006

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

Regulatory Announcement



Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	14:46 10-Jan-06
Number	PRNUK-1001

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

10 January 2006

Friends Provident plc announces the transfer of 41,690 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme and to option holders of the Friends Provident plc Executive Share Option Scheme on 9 January 2006.

In addition, the Company transferred 18,299 treasury shares to the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.9005 per share for the December 2005 contribution. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 18,299 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 9 January 2006	Shares beneficially held following purchase
A R G Gunn	66	38,839
K Satchell	66	32,034

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 9 January 2006	Shares beneficially held following purchase
S J Clamp	66	3,341
A P Jackson	66	7,077
J R McIver	66	7,565
R Sepe	66	5,021
J Stevens	66	9,376
P T Tunnicliffe	66	8,516

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 9,714 shares out of the 1,991,673 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,048,266 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:06 23-Jan-06
Number	PRNUK-2301

Treasury Shares

23 January 2006

Friends Provident plc announces that following the transfer of 75,963 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 39,972,303 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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